EXHIBIT 99.1



DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                                             (434) 791-6952

February 24, 2005

DIMON Announces Quarterly Dividend

Danville, VA – The Board of Directors of DIMON Incorporated (NYSE: DMN), at its meeting held February 23, 2005, declared a quarterly dividend of $0.075 per share. The dividend will be payable March 23, 2005, to shareholders of record on March 9, 2005.

In connection with the proposed merger of DIMON and Standard Commercial Corporation, the parties have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC because they contain important information. Interested parties may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511. The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be "participants" in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON's directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.

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